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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Date of 25 January 2005

BHP Billiton Limited

ABN 49 004 028 077

180 Lonsdale Street

Melbourne Victoria 3000

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Date	25 January 2005
Number	01/05

BHP BILLITON BOARD APPOINTMENT

BHP Billiton Chairman Don Argus today announced the appointment of Carlos Cordeiro to the BHP Billiton Board, effective 3 February 2005. Mr Cordeiro is a former Partner and Managing Director of The Goldman Sachs Group, Inc. Since his retirement he has continued as an Advisory Director of the firm and as Vice Chairman of Goldman Sachs (Asia).

Announcing the appointment, Mr Argus said that Mr Cordeiro would be a valuable addition to the Board, bringing with him more than 20 years experience in providing strategic and financial advice to corporations, financial institutions and governments around the world.

"Mr Cordeiro's experience ideally complements the skill base of the BHP Billiton Board and we are pleased to have secured a director with such an outstanding financial and strategic pedigree," Mr Argus said.

Mr Cordeiro, who resides in Hong Kong, held many leadership positions during his 12-year career at Goldman Sachs. He began his career in 1980 with Manufacturers Hanover Trust Company in New York then moved to Credit Suisse First Boston in London to focus on derivatives and capital markets before joining Goldman Sachs to help lead its international expansion in 1990.

Mr Cordeiro's career has spanned the public and private sectors. He was the senior banker to the World Bank and the multi-lateral regional development banks. He has worked closely with the governments of several nations, including Britain and Italy during the post-Exchange Rate Mechanism crisis and in the build up to the European Union's adoption of a common currency. He also led the team that brought post-apartheid South Africa to the international capital markets in 1994.

Born in India, Mr Cordeiro became a naturalized U.S. citizen in 1981. He received his AB and an MBA from Harvard University. He currently serves on Harvard University's Asia Centre Advisory Committee and the Harvard College Board of Overseers' Visiting Committee.

Mr Argus said that Mr Cordeiro's appointment would bring the number of BHP Billiton directors to eleven. The Group's established process of continually reviewing the mix of skills and competencies of directors will continue to ensure that the Board is made up of members best able to promote shareholder interests and effectively govern the Group.

Further information on BHP Billiton can be found on our Internet site: http://www.bhpbilliton.com

Australia Jane Belcher, Investor Relations Tel: +61 3 9609 3952 Mobile: +61 417 031 653 email: Jane.H.Belcher@bhpbilliton.com	United Kingdom Mark Lidiard, Investor & Media Relations Tel: +44 20 7802 4156 email: Mark.Lidiard@bhpbilliton.com

Tania Price, Media Relations
Tel: +61 3 9609 3815 Mobile: +61 419 152 780
email: Tania.Price@bhpbilliton.com

United States
 Francis McAllister, Investor Relations
Tel: +1 713 961 8625 Mobile: +1 713 480 3699
email: Francis.R.McAllister@bhpbilliton.com

Ariane Gentil, Media Relations
Tel: +44 20 7802 4177
email: Ariane.Gentil@bhpbilliton.com

South Africa
Michael Campbell, Investor & Media Relations
Tel: +27 11 376 3360 Mobile: +27 82 458 2587
email: Michael.J.Campbell@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                    The BHP Billiton Group is headquartered in Australia

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP BILLITON LIMITED
/s/ KAREN WOOD
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Karen Wood
Title: Company Secretary
Date: 25 January 2005